Exhibit (a)(1)(E)

From:	MIP Exchange
Subject:	Acknowledgment of Receipt of Election Form

This message confirms that Global Business Travel Group, Inc. has received your Election Form for the Amended Exchange Offer. This confirmation should not, however, be construed to confirm that the Election Form you submitted has been properly completed or signed or that we have accepted any of your Eligible Options for exchange.

If you have elected to participate in the Amended Exchange Offer with respect to all / or part of your Eligible Options, an Election Form has been properly completed and signed, and all eligibility requirements are otherwise met, we expect to accept all of your Eligible Options for exchange and to grant you New RSUs upon the Expiration Time, subject to the terms and conditions of the Amended Exchange Offer. In addition, if you elected to participate in the Amended Exchange Offer with respect to your Eligible Legacy Options, all of your outstanding Legacy Options that are in-the-money at the Expiration Time based on the closing price of a share of Class A Common Stock on the Closing Date will be automatically exercised as of the Expiration Time based on a cashless net-exercise and net-settlement for applicable taxes (based on the closing price of a share of Class A Common Stock on the Closing Date).

If you do not deliver a signed Notice of Withdrawal before the Expiration Time, and we accept your tendered Eligible Options for exchange, we will provide you with a confirmation letter promptly following the Expiration Time confirming that your Eligible Options have been accepted for exchange. In addition, your submission of an Election Form with an election to participate in the Amended Exchange Offer constitutes acceptance of the applicable New RSU award agreement.

If you have elected to reject all or part of the Amended Exchange Offer, this email serves as confirmation of receipt of that election. Accordingly, any Options that will not participate in the Amended Exchange Offer will remain outstanding and subject to their terms and conditions.

Your Election Form may be withdrawn by subsequently delivering a properly completed and signed Notice of Withdrawal at any time before 11:59 p.m., Eastern Standard Time, on Thursday, January 26, 2023, unless the Amended Exchange Offer is extended.

If you initially rejected all or part of the Amended Exchange Offer and you subsequently withdraw that rejection, you must submit a new Election form at any time before 11:59 p.m., Eastern Standard Time, on Thursday, January 26, 2023, unless the Amended Exchange Offer is extended.

A form Notice of Withdrawal and Notice of Election were attached to the announcement email we sent to you on January 11, 2023 or may be found in the Amended Exchange Offer materials.

You should direct questions about the Amended Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offer Documents, Election Form, Notice of Withdrawal or any other documents relating to the Amended Exchange Offer) by email to MIPExchange@amexgbt.com. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Amended and Restated Offer to Exchange Eligible Options for New Restricted Stock Units attached as an exhibit to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Global Business Travel Group, Inc. with the U.S. Securities and Exchange Commission on January 11, 2023.